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                                 Exhibit 99.1

                    [LAW COMPANIES LETTERHEAD APPEARS HERE]


                             FOR IMMEDIATE RELEASE

                      LAW COMPANIES ANNOUNCES TRANSACTION
                        WITH VIRGIL AND JAMES WILLIAMS


Atlanta, GA, May 6, 1997...Law Companies Group, Inc. announced today that its shareholders have approved its transaction with Virgil R. Williams and James M. Williams, Jr.

     "After a long and careful process, we have now obtained the patient equity base that will permit Law Companies to pursue aggressively its long-term strategic plan," said Law Companies Chairman Bruce C. Coles. "I look forward to our association with our new shareholders, Virgil and James Williams, and particularly to the benefits that Law Companies will obtain from their noted expertise in industries complementary to ours."

     Under the terms of the relevant agreements, which were approved by Law Companies' shareholders at its annual meeting, the Williams' invested $10 million cash in the Company for the purchase of preferred stock, warrants and options which reflect approximately 33% of the outstanding stock of the Company today. The new Board of directors of Law Companies will consist of Virgil R. Williams, James M. Williams, Jr., Thomas D. Moreland, Steven Muller, Michael D. Williams, Joe A. Mason, Bruce C. Coles, Robert B. Fooshee, Walter T. Kiser, John
Y. Williams, Clay E. Sams, Peter D. Brettell and Frank B. Lockridge.

     Law Companies Group, Inc. is a worldwide professional service from operating mainly in the engineering services industry. Law Companies provides consulting, design, and management services in the water, environmental, transportation, buildings and government sectors.

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